SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 November 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

The share interests of the under-noted person discharging managerial responsibility (PDMR) have increased following the reinvestment of dividends in respect of Ordinary shares held on their behalf in the TD Securities account.

The following transactions in Aviva plc Ordinary shares of 25 pence each are notified in accordance with Disclosure & Transparency Rule 3.1.4R(1)(a) and took place in London on 17 November 2015. The PDMR and the Company were advised of the transaction on 30 November 2015.

Director/PDMR	Shares Acquired	Share Price
David McMillan	2,060	£5.075

Enquiries:

Julian Baddeley  - Deputy Company Secretary

Tel: +44 (0) 20 7662 9820

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 November, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary